02022264

[...]TATES
[...]IANGE COMMISSION
D.C. 20549

VF 5-24-02

OMB APPROVAL	
OMB Number:	3235-0123
Expires: September 30, 1998	
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8-49876

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

FI 5/24/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RMS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 UNCAS AVENUE
(No. and Street)

STATEN ISLAND (City) NY (State) 10309 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD PRINZI, JR. CPA
(Area Code — Telephone No.)

PROCESSED
MAY 31 2002
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRINZI, RICHARD M.
(Name — *if individual, state last, first, middle name*)

8403 7th AVENUE (Address) BROOKLYN (City) NY (State) 11228 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED MAY 21 2002 WASH, D.C. 155 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BPS-26

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RICK SALTALAMACHEA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RMS SECURITIES, INC., as of DECEMBER 31, 19 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

LORETTA NICOLOSI
Notary Public, State of New York
No. 01NI6035295
Qualified in Kings County
Commission Expires December 27, 2005

2/27/02
Signature

President
Title

2/27/02
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RMS Securities, Inc.

Computation of Net Capital

December 31, 2001

Net Capital:

Total Ownership Equity qualified for Net Capital	$ 34,446
Less: Non-allowable Assets	27,982
Total Net Capital	6,464
Haircuts	0
Net Capital	6,464
Minimum Dollar Requirement	5,000
Excess Net Capital	$ 1,464

Aggregate Indebtedness:

Aggregate indebtedness as included in Statement of Financial Condition	$ 6,836
Ratio of aggregate indebtedness to Net Capital	4.71 to 1

Reconciliation:

Net Capital as per the December 31, 2001 Unaudited FOCUS Report, as filed	$ 6,464
Net Adjustments	0
Net Capital as per the December 31, 2001 Audited Report, as filed	$ 6,464

Richard Prinzi, Jr. CPA

Staten Island Office:

600 Forest Avenue
Staten Island, NY 10310
(718) 748-2300
***Staffed full time*

Brooklyn Office:

8403 7th Avenue
Brooklyn, NY 11228
(718) 748-2300
***Mailing Address*

Manhattan Office:

75 Maiden Lane
New York, NY 10038
(212) 402-6864
***By Appointment Only*

SEC
450 5th Street N.W.
Washington D.C. 20549

May 9, 2002

Please find attached an amended Computation of Net Capital as per NASD recommendations. If you need any further information please do not hesitate to call me directly.

SEC MAIL PROCESSING
RECEIVED
MAY 21 2002
WASH. D.C. 155 SECTION

Sincerely Yours:

Richard Prinzi, Jr. CPA